November 3, 2008

BY FACSIMILE AND EDGAR

Mr. John Cash

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 26, 2007

Filed December 21, 2007

File #1-3011

Dear Mr. Cash,

This letter responds on behalf of the Company to your comment letter to Lori A. Walker dated October 20, 2008 with respect to the filing listed above. Included below is your comment and the corresponding response of the Company:

Form 10-K for the fiscal year ended October 26, 2007

Item 8. Consolidated Financial Statements

Note 2. Acquisitions and Divestitures, page 31

1.

We appreciate the additional information you provided however, it remains unclear to us how you determined it is appropriate to use forecasts for future periods to estimate the redemption value of the redeemable minority interests. We note your belief that your approach is reasonable, however it remains unclear to us how it complies with either paragraph 16a or 16b of EITF D-98 or how your earnings per share disclosures comply with SFAS 128. Although we note your current response indicates that you believe your approach complies with paragraph 16a of EITF D-98, it appears to us that the amounts you accreted may more closely follow paragraph 16b of EITF D-98. Please provide us a materiality analysis that supports your view that the amounts you recognized are not materially different than the amounts you would have recognized under paragraph 16a or 16b of EITF D-98 for each period presented. Please also explain to us if and how you intend to revise your current policy.

Mr. John Cash

November 3, 2008

EITF D-98 paragraph 16b requires that an entity:

“Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security”

Paragraph 16b of EITF D-98 would have required the Company to accrue by October 26, 2007 an amount sufficient to redeem both the Put 1 and Put 2 shares. The Put 2 shares were not redeemable on October 26, 2007. The Put 1 shares would, if redeemed on that balance sheet date, be based solely on Huarun’s December 31, 2006 annual EBIT, without any regard for subsequent trends or expectations in future EBIT. Also, the price for the Put 2 shares will be based on Huarun’s December 31, 2008 annual EBIT and are not redeemable until July 2009. As a result, we do not believe accruing to the requirements of paragraph 16b would be an accurate or meaningful reflection of the expected liability as of the balance sheet date.

Paragraph 16a requires that an entity:

“Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the security will become redeemable, if later) to the earliest redemption date of the security using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates and accounted for, and disclosed, in accordance with FASB Statement No. 154, Accounting Changes and Error Corrections.”

Paragraph 16a requires the Company to accrete changes in the redemption value over the period from the date of issuance (July 2006) to the earliest redemption date of the security (July 2007 for Put 1 and July 2009 for Put 2) using an appropriate methodology. At each balance sheet date, our redemption amounts are not fixed. The redemption price changes with each passing calendar year’s determination of Huarun’s EBIT, and some portion of the expected redemption amount is based on periods that have not yet been completed. For these reasons, we cannot use the interest method, as we are not accruing to a known, fixed amount. We must instead use forecasts to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date of the security. We believe that our approach is an appropriate methodology under paragraph 16a. We are accreting changes over the period, targeted toward a forecasted amount that is adjusted periodically when actual results are known. As stated in our letter to the Staff dated September 19, 2008, our forecasts have been very accurate. We believe that we have chosen a reasonable method to accrue the expected redemption amount over time.

Mr. John Cash

November 3, 2008

Could the staff provide some clarification as to what assumptions we should use in order to provide the materiality analysis since we are following paragraph 16a (although not using the interest method), and since we do not believe following paragraph 16b would be an accurate reflection of the liability as of the balance sheet date?

With respect to SFAS 128, we have shown on the face of our financial statements Net Income, the deduction for the Huarun Redeemable Stock Accrual and Net Income Available to Common Shareholders. Based on our understanding of the requirements of SFAS 128 (including paragraphs 40 and 41), no further information is required for our earnings per share disclosures to comply with SFAS 128.

We have followed paragraph 16a, and compliance with paragraph 16b would not have been an accurate reflection of the liability as of the balance sheet date. At this time, the Company does not believe it needs to revise its current policy with regard to accruing for the value of the redeemable minority interest.

If our explanations above are not sufficient to resolve the comment process at this point, we would respectfully request the opportunity to discuss this issue with both the staff in the Review Group and representatives from the Division’s Chief Accountant’s Office.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer